UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Future Cardia, Inc.

(Exact name of issuer as specified in its charter)

Nevada	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695

(Full mailing address of principal executive offices)

(727) 470-3466

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” the “Company” or “Future Cardia” refer to Future Cardia, Inc., a Nevada corporation, whose name was Oracle Health, Inc. until July 21, 2022.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business—Risk Factors” included in our most recent Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a medical device technology startup focusing on the development of a tiny insertable cardiac device to monitor heart failure. Our monitoring device is designed to detect signs of heart failure early enough so that non-hospital treatments can be administered and, thus, hospitalizations that typically result from heart failure can be reduced and prevented. Our tiny insertable device, which has not yet been cleared by the FDA, will offer a long-term solution to heart failure monitoring that, we believe, features simplicity, improved accuracy, high patient protocol compliance and hospital economics. Our device is equipped with multi-sensors to track trending changes in heart performance (heart rhythms (ECG), and heart and lung sounds and activities) and monitors heart failure using telemedicine and a cloud-based pattern recognition (machine learning technology).

In summer 2019, we completed the ZeroTo510 Medical Tech Accelerator program (a GAN accelerator) operated by MidSouth Sustainable Energy Solutions, Inc. in Memphis, TN. In August 2019, our concept device was approved by Maastricht University in The Netherlands for animal lab and human testing, and in September 2019, we entered into a research collaboration agreement with Maastricht University for the animal and human testing of our device. In November 2019, we were accepted to Johnson & Johnson’s life sciences incubator, or JLABS, located in the Texas Medical Center in Houston, where we maintained our research office and development facilities under license with the Texas Medical Center until March 2023.

In May 2020, we were accepted to Tampa Bay Wave Accelerator program (a GAN accelerator). In July 2020, we began discussions with a number of nationally recognized heart failure clinics to discuss the possibility of human trials at one of those clinics. In October 2020, we were accepted to the “bootcamp” program of the TMCx Accelerator at the Texas Medical Center.

We filed a provisional patent application that covers the technology related to our insertable cardiac device, software dashboard, smartphone app and data accumulation techniques in May 2019, and a non-provisional utility patent application was submitted in May 2020 (Patent application No. 62/853,899).

In January 2021, we commenced engineering of an implantable battery to be used in our device with a top U.S. medical device manufacturer. In February 2021, we obtained key battery technology to expedite our development. In July 2021, we filed for a second patent that encompasses the wireless antenna technology (Patent application No. 17/443,899) to be employed in our device. In summer 2021, we were accepted into the “YCombinator – Summer Batch 2021.” However, we declined participation in favor of our capital raise with investors on the Republic platform then and other venture firms and potential strategic partners. By September 2021, we had identified and made arrangements with engineering and data analysis partners for the commercialization of our device.

In January 2022, we were accepted into the Stanford StartX accelerator program, which is a premier accelerator program in the world with one of the highest success rates, with ten (10) startups achieving unicorn status in the past 12 years. In 2022, we implanted our prototype device in four animals to test sensing and detection algorithms, two-week chronic implant performance, and acute heart failure induction. We also have selected Resolution Medical in Minnesota to be our device assembly and manufacturing contractor and EI Micro in Minnesota to be our electronics components assembly and manufacturing contractor.

In April 2023, we received clearance in Europe to allow us to conduct human trials on 20 to 50 patients in Croatia around October 2023. In the fourth quarter of 2023, we successfully completed the implantation of our devices in nine (9) patients.

From March to May 2024, we successfully implanted our devices in 14 patients with heart failure conditions in Split, Croatia; 6 patients in Zagreb, Croatia; and 10 patients in Prague, Czech Republic. As a result, as of the date of this report, the total number of patient implants has reached 39. With these 39 implants, we have commenced conducting in-depth cardiac data analytics, while continuing to manufacture our devices for the validation and verification testing required for FDA submission. In August 2024, we successfully secured a contract with Integer, a Buffalo, NY-based technology company, to develop a dedicated battery for our devices. We expect to start a Good Laboratory Practice (GLP) study with CBSET in Massachusetts, which will be a significant milestone for us, as the data will be submitted to the FDA as part of our application.

Since our inception, we have devoted substantially all of our efforts to research and development, testing, product engineering and raising capital. Accordingly, we are considered to be in the development stage. We have not generated revenue from operations to date. As of June 30, 2024, we had raised approximately $13 million through private placements and equity crowd funding.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the rate of progress and cost of development activities;

●	costs of third-party laboratories to conduct our clinical studies;

●	the financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

●	the cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

●	personnel and facilities costs as we expand our operations;

●	the costs of sales, marketing, and customer acquisition;

●	willingness of healthcare providers to prescribe our device and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate; and

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in other regions of the world.

Results of Operations

Six Months Ended June 30, 2024 and 2023

The following table sets forth key components of our results of operations during the six months ended June 30, 2024 and 2023.

	Six Months Ended June 30,		Change
	2024	2023	$	%
Revenues	$-	-	-	-%
Cost of revenues	-	-	-	-%
Gross profit	$-	$-	$-	-%
Operating expenses
Research and development	$873,982	$1,418,317	$(544,335)	(38)%
Sales, general and administrative	951,947	490,838	461,109	94%
Total operating expenses	$1,825,928	$1,909,155	$(83,227)	(4)%
Loss from operations	$(1,825,928)	$(1,909,155)	$(83,227)	(4)%
Total other income (expense)	33,775	(967)	32,808	3393%
Net loss	$(1,792,153)	$(1,910,122)	$(50,419)	3%

Revenues

The Company has not realized revenue as of June 30, 2024 and 2023.

Cost of revenues

The Company has not realized revenue and the related cost of revenues as of June 30, 2024, and 2023.

Gross profit and gross margin

The Company has not realized revenue or gross profit as of June 30, 2024, and 2023.

Sales, general and administrative expenses

The Company had sales, general and administrative expenses of $951,947 and $490,838 for the six months ended June 30, 2024, and 2023, respectively. Sales, general and administrative expenses consist primarily of stock-based compensation, salaries and wages, professional fees, advertising and marketing expenses and general and administrative expenses.

Research and development expenses

The Company incurred research and development expenses of $873,982 and $1,418,317 for the six months ended June 30, 2024, and 2023, respectively. Research and development expenses consist primarily of services and costs related to the development of our insertable cardiac device.

Net loss

The Company had a net loss of $1,792,153 and $1,910,122 as of June 30, 2024, and 2023, respectively. The 3% decrease in net loss was primarily a result of decreased research and development expenses.

Liquidity and Capital Resources

We have not generated any revenue from operations to date. Our sources of cash have historically included private placements of our securities and equity crowd funding. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs. We intend to fund our operations through capital raised from investors in the near term.

Summary of Cash Flows

As of June 30, 2024, we had approximately $1,791,204 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2023
Net cash used in operating activities	$(1,812,683)	$(1,858,302)
Net cash used by (used in) investing activities	(14,411)	(30,087)
Net cash provided by financing activities	1,460,602	915,623
Net increase (decrease) in cash and cash equivalents	(366,493)	(972,766)
Cash and cash equivalents at beginning of period	2,157,697	3,737,737
Cash and cash equivalent at end of period	$1,791,204	$2,764,971

Net cash used in operating activities was $1,812,683 for the six months ended June 30, 2024, as compared to $1,858,302 for the six months ended June 30, 2023. The principal use of cash for operating activities was to fund our operating expenses during the development of the Company.

Net cash used in investing activities was $14,411 for the six months ended June 30, 2024, as compared to $30,087 net cash used in investing activities for the six months ended June 30, 2023. Net cash used in investing activities for the six months ended June 30, 2024, and 2023 was used primarily to register a US patent for the Implantable Cardiac Monitor and for R&D materials.

Net cash provided by financing activities was $1,460,602 for the six months ended June 30, 2024, as compared to $915,623 for the six months ended June 30, 2023.

Net cash decreased by $366,493 for the six months ended June 30, 2024, as compared to $972,766 for the six months ended June 30, 2023.

Regulation CF Offerings

On March 3, 2023, we launched an offering under Regulation CF of the Securities Act of 1933, as amended, pursuant to which we offer a minimum of 3,389 shares of common stock and a maximum of 1,694,915 shares of common stock, at an offering price of $2.95 per share (subject to adjustment for bonus shares as detailed in the offering statement on Form C, as amended from time to time), for aggregate minimum gross proceeds of $9,997.55 and maximum gross proceeds of $4,999,999.25. StartEngine Capital, LLC (“StartEngine”) acted as the offering’s intermediary. This offering terminated on June 11, 2024, and we sold an aggregate of 1,272,239 shares of common stock for gross proceeds of $3,252,031.81. As of the date of this report, these 1,272,239 shares of common stock have not been issued, as we are still awaiting the investor list from StartEngine.

On June 20, 2024, we launched a new offering under the Regulation CF, pursuant to which we offer a minimum of 16,950 shares of common stock for the target offering amount of $50,000, up to a maximum offering amount of $2,500,000. Wefunder Portal LLC acts as the offering’s intermediary, and Future Cardia I, a series of Wefunder SPV, LLC and Future Cardia I EB, a series of Wefunder SPV, LLC act as co-issuers.

Capital Expenditures and Other Obligations

We incurred no capital expenditures during the six months ended June 30, 2024, and 2023, respectively.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in the notes to our financial statements. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option’s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Our significant accounting policies are more fully described in the notes to our financial statements included herein for the six months ended June 30, 2024, and in the notes to our audited financial statements included in our Annual Report on Form 1-K for the year ended December 31, 2023, as filed with the SEC on April 23, 2024.

Item 2. Other Information

Other than the disclosure below, we have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Issuance of Convertible Notes

On February 29, May 2, and May 3, 2024, we issued three convertible notes to three investors in the principal amount of $100,000, $15,000, and $100,000, respectively. The three new notes accrue interest at a rate of 6% per annum, compounded annually, and will mature in 24 months from issuance. Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the new notes or other convertible securities (a “Qualified Financing”), then the new note, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $40,000,000 divided by the aggregate number of outstanding shares of the Company’s common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the new note or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the new note, the holder may elect to receive a cash payment of the principal and interest then outstanding under such new note, plus 200% of the principal of such new note or convert into shares of the Company’s common stock, par value $0.00001 per share, at a valuation cap of $40,000,000.

Issuance of Options Under the 2020 Equity Incentive Plan

On February 1, 2020, our board of directors and our stockholders approved the Company’s 2020 Equity Incentive Plan, or our 2020 plan. The 2020 plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants. The purpose of our 2020 plan is to attract, motivate, and retain directors, employees, and others in a position to affect the financial and operational performance of our company and to recognize contributions made to our company by these persons and to provide them with additional incentive to achieve the objectives of our company.

On January 19, 2024, under our 2020 plan, we issued an option to a staff engineer to acquire 50,000 shares of our common stock, with an exercise price of $2.95 per share, the fair market value of our outstanding stock on the date of grant as determined by our board of directors. The option is subject to vesting, with 5% vesting on April 1, 2024 and on each three-month anniversary thereof until fully vested. This option will expire on January 19, 2034.

On February 28, 2024, under our 2020 plan, we issued options to two staff members to acquire 10,000 and 10,000 shares of common stock, respectively, with an exercise price of $2.95 per share, the fair market value of our outstanding stock on the date of grant as determined by our board of directors. One option vested fully on the grant date, and the other is subject to vesting with 25% vesting on each three-month anniversary of February 28, 2024 until fully vested. Both options will expire on February 28, 2034.

Issuance of Outside Plan Options

On January 19, 2024, we issued an option to a business partner to acquire 20,000 shares of our common stock, at an exercise price of $2.95 per share. Such an option may be exercised in whole or in part by the option holder until January 19, 2034.

On February 28, 2024, we issued an option to a former staff engineer to acquire 20,000 shares of our common stock, at an exercise price of $2.95 per share. Such an option may be exercised in whole or in part by the option holder until February 28, 2034.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Future Cardia, INC.

f.k.a. Oracle Health, inc.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current assets:
Cash	$1,791,204	$2,157,697
Prepaid expenses	12,563	3,364
Total current assets	1,793,767	2,766,704

Property and Equipment:
Computers & equipment	$22,206	$22,031
Accumulated depreciation	(5,245)	(3,672)
Net property and equipment	16,961	18,359
Other Assets:
Intangibles, net	127,785	17,611
R&D materials	4,062	-

Total Assets	$1,842,575	$2,197,031

Liabilities and stockholders’ deficit
Current Liabilities
Accounts payable	$65,849	$106,669
Accrued expenses	51,078	33,162
Accrued interest	-	-
Total current liabilities	116,928	139,832

Long-term Liabilities
Convertible notes payable	386,000	286,000
SAFE Agreements	412,106	412,106
Total Long-term Liabilities	798,106	698,106
Total Liabilities	915,034	837,938

Commitments and Contingencies (Note 7)

Stockholders’ Equity

Preferred stock, $0.00001 par value, 50,000,000 shares authorized, no shares issued and outstanding	-	-

Common stock, $0.00001 par value, 200,000,000 shares authorized, 13,685,543 and 13,638,659 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	136	136

Common stock to be issued	-	-
Additional paid in capital	12,181,500	10,905,996
Accumulated deficit	(11,248,821)	(9,547,039)
Total Stockholders’ Equity	932,815	1,359,093
Total Liabilities and Stockholders’ Equity	$1,842,575	$2,197,031

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023
Revenue	$-	$-

Operating expenses:
Stock based compensation	141,423	82,451
Salaries and wages	134,396	134,578
Professional fees	562,883	64,341
Sales and marketing	28,918	16,093
General and administrative	84,326	215,018
Research and development	873,982	1,418,317
Total operating expenses	1,825,928	1,930,798

Operating loss	(1,825,153)	(1,930,798)

Other income (expense):
Interest expense	(10,435)	(8,757)
Interest income	-	19,228
Dividend Income	44,209	10,204
Total other income (expense)	33,775	20,676)

Net loss	$(1,792,153)	$(1,910,122)

Per share information:
Basic weighted average shares outstanding	13,685,543	13,685,543
Diluted weighted average shares outstanding	13,685,543	13,685,543

Net loss per share - basic and diluted	$(0.13)	$(0.14)

The accompanying footnotes are an integral part of these unaudited financial statements.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Six Months Ended June 30, 2024 and 2023

(Unaudited)

	Common Stock		Common stock	Additional Paid	Accumulated
	Shares	Amount	to be issued	In Capital	Deficit	Total

Balance, January 1, 2023	13,638,659	$136	$-	$9,002,522	$(6,044,869)	$2,957,789

Sale of common stock	-	-	833,172	-	-	833,172
Shares issued in conversion of convertible notes and accrued interest	-	-	-	-	-	-
Vesting of stock options	-	-	-	-	-	-
Net loss	-	-	-	-	(1,910,122)	(1,910,122)
Balance, June 30, 2023	13,638,659	$136	$833,172	$9,002,522	$(7,954,991)	$1,963,290

	Common Stock		Common stock	Additional Paid	Accumulated
	Shares	Amount	to be issued	In Capital	Deficit	Total

Balance, January 1, 2024	13,685,543	$136	$-	$10,905,996	$(9,547,691)	$1,358,441

Sale of common stock	-	-	1,361,254	-	-	1,361,254
Shares issued in conversion of convertible notes and accrued interest		-	-		-
Vesting of stock options	-	-	-		-
Net loss	-	-	-	-	(1,792,153)	(1,792,153)
Balance, June 30, 2024	13,685,543	$136	$1,361,254	$10.905,996	$(11,339,844)	$927,542

The accompanying footnotes are an integral part of these unaudited financial statements.

Future Cardia, INC.

F.K.A. ORACLE HEALTH, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2024	June 30, 2023
Cash flows from operating activities:
Net loss	$(1,701,130)	$(1,910,122)
Adjustment to reconcile net loss to net cash used in operating activities:
Stock based compensation	-	-
Change in operating assets and liabilities:
Prepaid expenses	801	532
Stock receivable	-	1,335
Accumulated depreciation	1,574	1,574
Accounts payable	(27,106)	75,681
Accrued expenses	(6,894)	(36,059)
Accrued interest	5,171	8,757
Net cash provided in operating activities	(26,455)	51,820

Cash flows from investing activities:
Fixes Assets – furniture & fixtures	(175)	-
Intangibles Us Patent – implantable cardiac monitor	(10,174)	-
R&D materials	(4,062)	-
Net cash provided by investing activities	(14,411)	-

Cash flows from financing activities:
Proceeds from sale of common stock	1,275,504	972,767
Proceeds from issuance of convertible note payable	100,000	(18,672)
Net cash provided by financing activities	1,375,504	30,087

Net change in cash	366,493	972,767
Cash, beginning of period	2,157,697	3,737,737
Cash, end of period	$1,791,204	$32,764,970

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash financing activities:
Shares issued in exchange for convertible notes payable and accrued interest	$-	$-

The accompanying footnotes are an integral part of these unaudited financial statements.

FUTURE CARDIA, INC.

F.K.A. ORACLE HEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Future Cardia, Inc., f.k.a. Oracle Health, Inc. (the “Company”) was incorporated in Delaware on May 9, 2019. On June 8, 2022, the Company completed a change of domicile and became incorporated in the state of Nevada. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company’s products will exploit certain proprietary research carried out by Jaeson Bang, its founder.

Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to Future Cardia, Inc.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Financial Instruments

Our financial instruments consist of cash, accounts payable and convertible notes. The carrying values of these instruments approximate fair value due to the short-term maturities of these instruments.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 -	Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 -	Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 -	Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

The Company’s financial instruments consist of cash, accounts payable and convertible notes. The estimated fair value of these financial instruments approximates their carrying amounts due to the short-term nature of these instruments.

Certain non-financial assets are measured at fair value on a nonrecurring basis. Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic impairment tests. These items primarily include long-lived assets and other intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Rent

The Company was party to a non-cancellable lease agreement for office space which commenced in January 2020 and had a term of eleven months. The Company currently does not have any lease agreements.

Advertising

The Company records advertising expenses in the period incurred.

Research & Development

The Company records research & development expenses in the period incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values, using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option’s vesting periods, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. For the six months ended June 30, 2024, and 2023, any equivalents would have been anti-dilutive as we had a loss for the periods then ended. For the six months ended June 30, 2024, and 2023, the following number of potentially dilutive shares have been excluded from diluted net income (loss) since such inclusion would be anti-dilutive:

	Six Months Ended June 30,
	2024	2023
Stock options outstanding	1,125,000	800,000

Total	1,125,000	800,000

Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to the ASC Topic 740 Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the “more likely than not” standard to allow recognition of such an asset.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

The accompanying unaudited financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and satisfying liabilities in the normal course of business. On June 30, 2024, the Company had an accumulated deficit of $11.3 million and working capital of $1.7 million. During six months ended June 30, 2024, the Company used cash in operating activities of $1.8 million. As of June 30, 2024, the Company had cash of $1.8 million. The Company’s operating activities consume the majority of its cash resources. The Company anticipates that it will continue to incur net losses as it executes its development plans for 2024 and beyond, as well as other potential strategic and business development initiatives. In addition, the Company has had and expects to have negative cash flows from operations, at least into the near future. The Company has previously funded, and plans to continue funding, these losses primarily through current cash on hand, and additional infusions of cash from equity and debt financing.

The Company believes it has been able to mitigate the above factors with regard to its ability to continue as a going concern as a result of its financings through private placements and equity crowd funding from which the Company received aggregate proceeds of approximately $13 million as of June 30, 2024. As a result of the above, and cash on hand as of June 30, 2024, the Company believes it has sufficient cash to fund operations for the twelve months subsequent to the filing date.

NOTE 3 – RELATED PARTY TRANSACTIONS

Employment Agreement

The Company entered into an informal employment agreement with its CEO on January, 2020, which includes an annual base salary of $120,000. On January 30, 2021, the board of directors approved a formal Employment Agreement which was executed on February 1, 2021, which increased his base annual salary to $150,000 effective January 1, 2021.

On January 7, 2022, we entered into a new executive employment agreement (the “2022 Executive Employment Agreement”) with Mr. Bang which contains the same terms and provisions as the prior executive employment agreement dated February 1, 2021 except that the annual base salary increases from $150,000 to $175,000. A copy of the 2022 Executive Employment Agreement was filed as Exhibit 6.7 to the annual report on Form 1-K.

On March 25, 2024, the board of directors approved a formal Employment Agreement, which increased his base annual salary to $250,000 effective from January 1, 2023.

NOTE 4 – NOTES PAYABLE

Convertible Note Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $530,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On January 28, 0222 the Company issued convertible promissory notes in exchange for $350,000. The convertible notes bear an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On February 10, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On May 4, 2022, the Company issued a convertible promissory note in exchange for $675,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On June 20, 2022, the above $2,205,000 of convertible promissory notes and $91,506 of accrued interest were converted into 1,971,354 shares of Common Stock.

On June 30, 2022, the Company issued convertible promissory notes in exchange for $176,000. The convertible notes bear an interest rate of 6% per annum and will mature in twenty-four months, at which time the principle and all accrued interest will be due.

On August 2, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months, at which time the principle and all accrued interest will be due.

On December 29, 2023, the Company issued a convertible promissory note in exchange for $10,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months, at which time the principle and all accrued interest will be due.

On May 2, 2024, the Company issued a convertible promissory note in exchange for $15,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months, at which time the principle and all accrued interest will be due.

On May 3, 2024, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months, at which time the principle and all accrued interest will be due.

The above outstanding convertible notes payable will convert under certain pre-defined conditions such as Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of the preferred securities in the Qualified Equity Financing and (ii) the price obtained by dividing $40,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

The Company accrued $30,634   and $8,757 in interest associated with these convertible notes payable as of June 30, 2024, and December 31, 2023, respectively.

SAFE Agreements

During 2020 and 2019, the Company issued Simple Agreements for Future Equity (“SAFE”). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement (“Purchase Amount”) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization (“Liquidity Price”) (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company’s available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of June 30, 2024, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company had $417,500 of SAFE obligations outstanding as of June 30, 2024, and December 31, 2023, with a valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of June 30, 2024, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the six months ended June 30, 2024.

NOTE 5 – STOCKHOLDERS’ DEFICIT

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock. Our certificate of incorporation authorizes our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

On February 17, 2022, the Board of Directors approved to amend the Amended and restated Certificate of Articles of Incorporation to reduce the total number of authorized shares of the Company’s preferred stock to 10,000,000. On August 18, 2022, the Board of Directors and the Company’s stockholders approved to amend the Articles of Incorporation to increase the total number of authorized shares of the Company’s preferred stock to 50,000,000.

Common stock

On August 18, 2022, the Board of Directors and the Company’s stockholders approved to amend the Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock to 200,000,000.

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

On February 17, 2022, the Board of Directors approved to amend the Amended and restated Certificate of Articles of Incorporation to reduce the total number of authorized shares of the Company’s common stock to 50,000,000.

On January 13, 2021, we launched an offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we offered up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000 (the “Reg A Offering”). On August 25, 2021, our Reg A Offering on the Republic platform was closed in which we sold 1,644,779 shares of common stock for gross proceeds of approximately $3.29 million. From December 20, 2021 to June 20, 2022, we continued our Reg A Offering on the platform provided by StartEngine Crowdfunding, Inc. in which we sold 1,522,526 shares of common stock for gross proceeds of approximately $3.05 million.

On June 20, 2022, convertible promissory notes in the aggregate principal amount of $2,205,000 and $91,506 of accrued interest thereon were converted into 1,971,354 shares of our Common Stock.

As of December 31, 2023, and June 30, 2024, the number of common shares issued and outstanding was 13,685,543 and 13,685,543, respectively.

NOTE 6 – STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (“the Plan”). The Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the six months ended June 30, 2023, the Company granted 45,000 stock options under the Plan to various advisors. The granted options had an exercise price of $2.00 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vested at 12.5% on dates ranging from January 6, 2023, through January 6, 2033, and then quarterly over the next 21 months.

During the six months ended June 30, 2024, the Company granted 70,000 stock options under the Plan to three of our advisors. The granted options had an exercise price of $2.95 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vested immediately upon date of grant.

The total grant date fair value of options granted was $1,330,304.

The following is a summary of outstanding stock options issued as of June 30, 2024:

	Number of Options	Exercise Price per Share	Average Remaining Term in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2023	1,060,000	$1.08	7.32	$987,000
Granted	130,000	2.95	-
Exercised/Expired/Cancelled	(65,000)	2.95	-
Outstanding, June 30, 2024	1,125,000	$1.20	7.32	$1,330,304

Exercisable, June 30, 2024	381,250	$1.20	7.00	$456,992

Stock option expenses for the six months ended June 30, 2024, and 2023 was $141,422 and $39,032, respectively.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	7.00 – 9.67
Risk-free interest rate	4.51% – 5.33%
Expected volatility	181% – 183%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is no longer a party to a non-cancellable operating lease agreement for office space. The Company currently does not have a month-to-month lease agreement.

On January 8, 2021, the Company paid $100,000 pursuant to a development agreement with a consultant dated January 5, 2021. The agreement includes design work by the consultant over the following 18 months at a total cost of approximately $2 million to deliver an implantable device suitable for patients under FDA guidelines.

NOTE 8 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before the date that the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation of Oracle Health, Inc., as amended (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on June 14, 2022)
2.2	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on July 21, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on July 25, 2022)
2.3	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on August 18, 2022 (incorporated by reference to Exhibit 2.1 to a Current Report on Form 1-U filed on August 19, 2022)
2.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.2 to an Annual Report on Form 1-K filed on April 21, 2022)
2.5	Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
2.6	Bylaws of Future Cardia, Inc. currently in effect (incorporated by reference to Exhibit 2.2 to a Current Report on Form 1-U filed on June 14, 2022)
3.1	Form of Simple Agreement for Future Equity (SAFE) (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.2	Form of Convertible Note (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.3	Form of Crowd Note (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.4	Oracle Health, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 15.1 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
4.1	Form of Subscription Agreement for the Regulation A Offering (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.1	Patent Assignment Agreement, dated April 19, 2021, between Jaeson Bang and Oracle Health, Inc. (incorporated by reference to Exhibit 6.4 to the semiannual report on Form 1-SA filed on September 28, 2021)
6.2	License Agreement, dated November 18, 2019, between Oracle Health, Inc. and Texas Medical Center (i.e., Johnson & Johnson Innovation LLC (JLABS) License Agreement) (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.3	Research Collaboration Agreement dated September 21, 2019, between Oracle Health, Inc. and Maastricht University (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.4	Agreement between Tampa By Wave and Oracle Health, Inc. dated April 27, 2020 (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.5	TMCx Accelerator Program Participation Agreement, dated October 5, 2020 (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.6	Executive Employment Agreement dated February 1, 2021 between Oracle Health, Inc. and Jaeson Bang (incorporated by reference to Exhibit 6.10 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
6.7	Executive Employment Agreement dated January 7, 2022 between Oracle Health, Inc. and Jaeson Bang (incorporated by reference to Exhibit 6.7 to the Annual Report on Form 1-K filed on April 21, 2022)
6.8	Form of Stock Option Agreement (Oracle Health, Inc. Equity Incentive Plan) (incorporated by reference to Exhibit 15.2 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
6.9	Company Engagement and Posting Agreement between Future Cardia, Inc. and StartEngine Capital LLC, dated November 22, 2022 (incorporated by reference to Exhibit 6.9 to the Annual Report on Form 1-K filed on April 26, 2023)
6.10	Wefunder Listing Agreement between Future Cardia, Inc. and Wefunder Portal, LLC, dated June 17, 2024
7.1	Agreement and Plan of Merge, dated June 7, 2022, by and between Oracle Health, Inc., a Delaware corporation, and Oracle Health, Inc., a Nevada corporation (incorporated by reference to Exhibit 7.1 to a Current Report on Form 1-U filed on June 14, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2024	Future Cardia, Inc.

/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jaeson Bang	CEO, President and Director	September 5, 2024
Jaeson Bang	(principal executive officer and principal financial and accounting officer)